

MAIL STOP 3561

November 1, 2007

Mr. Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re:** **Heckmann Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 26, 2007**
> **File No. 333-144056**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 21

1. Given management's substantial interests in having a deal approved, and the potential adverse impact associated with your liquidation, please add a separate risk factor addressing management's ability to purchase shares in the market to influence the shareholder vote and/or decrease the number of conversions. Also, address the impact these purchases would have on your Form S-1 deal provisions, including whether such purchases would enable you to consummate a deal that otherwise would not have been approved but for management's purchases. In issuing this comment we acknowledge the revisions made in prior comment four, but nevertheless believe additional risk factor disclosure is warranted.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Gregg A. Noel, Esq.
Fax: (213) 687-5600